UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J. W. COLE FINANCIAL INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4301 ANCHOR PLAZA PARKWAY, STE #450
(No. and Street)

TAMPA	FL	33634
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TODD PACK	813-939-5842	TODD.PACK@JW-COLE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DEJOY & CO. CPAs, LLP
(Name – if individual, state last, first, and middle name)

280 EAST BROADWAY STREET #300	ROCHESTER	NY	14604
(Address)	(City)	(State)	(Zip Code)

02/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. WOOD _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.W. COLE FINANCIAL INC. _____, as of 12/31 _____, 2023 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LEANNE ARTHUR
MY COMMISSION # GG 953183
EXPIRES: April 7, 2024
Bonded Thru Notary Public Underwriters

Signature: _____

Title:
PRESIDENT

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2023

J.W. COLE FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



DeJoy & Co.
CPAs, LLP
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of J.W. Cole Financial, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting the Annual Audited Report Form X-17A-5 reported Total Revenue of $63,856,107 for the year ended December 31, 2023 and Total Revenue reported in Form SIPC-7 was $68,061,977 for the year ended December 31, 2023;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting differences consistent with amounts reported in item 2 above;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy & Co. CPAs, LLP

March 28, 2024.

DeJoy & Co.
CPAs, LLP



DeJoy & Co.
CPAs, LLP
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.W. Cole Financial, Inc.'s management. Our responsibility is to express an opinion on J.W. Cole Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Cole Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I, II and III listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of J.W. Cole Financial, Inc.'s financial statements. The supplemental information is the responsibility of J.W. Cole Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy & Co. CPAs, LLP

We have served as J.W. Cole Financial, Inc.'s auditor since 2020.

March 28, 2024.

DeJoy & Co.
CPAs, LLP

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS

Cash and cash equivalents	$	6,157,805
Deposits with clearing organizations		75,000
Receivable from broker-dealers and clearing organizations		1,531,476
Notes receivable		545,500
Property and equipment, net		426,844
Finance right of use asset, net		4,464,941
Operating right of use asset		49,106
Deposits		39,416
TOTAL ASSETS	$	13,290,088

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	360,039
Retirement plan payable		375,000
Commissions payable		809,323
Finance lease liability		4,787,663
Operating lease liability		49,106
Note payable		98,779
Total Liabilities		6,479,910

STOCKHOLDER'S EQUITY

Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding	1,000
Additional paid-in capital	76,500
Retained earnings	6,732,678
Total Stockholder's Equity	6,810,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,290,088

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE	
Commissions	$ 27,677,816
Trails	21,454,195
Asset-based revenue	12,991,104
Other	1,359,886
Interest and dividends	373,106
TOTAL REVENUE	63,856,107
OPERATING EXPENSES	
Commissions expense	39,665,447
Salaries and wages	6,401,769
General and administrative	1,959,557
Clearing expenses	634,128
Computer support and technology	1,187,404
Professional fees	587,406
Lease expense	252,117
Licenses, taxes, and fees	5,802
Depreciation and amortization	280,529
Insurance	382,368
TOTAL OPERATING EXPENSES	51,356,527
NET INCOME	$ 12,499,580

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, JANUARY 1, 2023	$ 1,000	$ 76,500	$ 4,838,098	$ 4,915,598
Distributions	-	-	(10,605,000)	(10,605,000)
Net Income	-	-	12,499,580	12,499,580
BALANCE, DECEMBER 31, 2023	$ 1,000	$ 76,500	$ 6,732,678	$ 6,810,178

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 12,499,580
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	280,529
Forgiveness of notes receivable	89,000
Gain on sale of property and equipment	(1,646)
Non-cash lease income	(6,675)
Change in assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(399,664)
Accrued expenses	68,520
Retirement plan payable	50,000
Commissions payable	(162,041)
Total adjustments	(81,977)
Net cash provided by operating activities	12,417,603
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(212,111)
Issuance of notes receivable	(411,000)
Collections of notes receivable	45,813
Net cash provided by investing activities	(577,298)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on notes payable	(19,099)
Distributions	(10,605,000)
Net cash used in financing activities	(10,624,099)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,216,206
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,941,599
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,157,805

The accompanying notes are an integral part
of these financial statements.

6

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

J. W. Cole Financial, Inc. (the "Company" or "JWC") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

Cash and Cash Equivalents

The Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Deposit with Clearing Broker

The clearing broker requires the Company to maintain a $75,000 deposit to secure customers' accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized following a five-step model to a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and recognize the revenue when (or as) the Company satisfies the performance obligation.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company believes that it is no longer subject to examination for years prior to 2020.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a three-level fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. Level 1 inputs are based on quoted prices in active markets for identical assets. The Company has money market funds included in cash and cash equivalents. These funds are valued at the closing price reported by the funds, deemed actively traded, and considered Level 1 in the hierarchy.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals, and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trails, mutual fund trails, and asset-based revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions Revenue

The Company trades securities or purchases various types of investment products on behalf of its customers and reported commissions primarily represent gross commissions generated by independent representatives. Each time a customer enters a buy or sell transaction, the Company receives a commission. Commissions related to clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership and control and are transferred to/from the customer. The levels of commissions vary from period to period based on the overall economic environment, number of trading days in the reporting period, and the investment activity of the independent representatives' clients.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Trails Revenue

Trailing revenues are commissions that are paid overtime, are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. Trail revenues are primarily earned on variable annuities and mutual funds held by clients of the independent representatives. Such revenues are received monthly or quarterly and are recognized in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's core cash sweep programs, which consist of fees from money market sweep funds and FDIC insured cash sweep vehicles. Cash sweep fees are generated based on clients' cash sweep accounts. Uninvested cash balances are held in various cash accounts or money market funds for which the Company receives fees from the custodian based on the account type and balance held in the position. Such revenues are received monthly and are recognized in the month that relates specifically to the earnings in that period.

Disaggregation of Revenue

Commissions revenue:		
Variable annuities	$	17,231,337
Brokerage		6,144,670
Mutual funds		4,301,809
Total commission revenue	$	27,677,816
Trails revenue:		
Mutual fund trails	$	7,251,564
Variable annuity trails		14,202,631
Total trails revenue	$	21,454,195
Asset-based revenue:		
Core sweep fees	$	12,979,598
Revenue share and other programs		11,506
Total asset-based revenue	$	12,991,104

Other revenue totaling $1,359,886 consists primarily of expenses billed to independent representatives.

NOTE C – NOTES RECEIVABLE

Notes receivable consist of advances to financial advisors of a related party under written note agreements. Under the terms of the notes, outstanding balances are repaid either by periodic principal payments or by forgiveness, which is recorded as commissions expense in the accompanying statement of income, over a designated time period. Notes that are non-forgivable bear interest at 6.00%. These notes are secured by any outstanding commissions or compensation due from JWC to the borrowers.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE E – CONTINGENCIES

From time to time, the Company is involved in litigation arising out of the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to the clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

NOTE F – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit-sharing plan for all eligible employees at least 21 years of age with at least one year of employment. Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees' first 3% of compensation and a 50% match of the employees' next 2% of compensation. The Company's matching contribution to the 401(k) plan was $228,091 for the year ended December 31, 2023. The profit-sharing plan also allows the Company to make discretionary contributions which were $375,000 for year ended December 31, 2023. The participant and Company contributions to both plans are limited to amounts allowed under the provisions of the Internal Revenue Code.

NOTE G – LEASE COMMITMENTS

The Company leases office space in Tampa, FL through a non-cancelable operating lease which expires in November 2033, after a modification during 2023. The Company also has an operating lease of an automobile, expiring in 2025. The Company's leases do not include restrictive financial or other covenants. Payments due under the lease contracts included fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

The components related to leases for the year ended December 31, 2023, are as follows:

Finance lease cost:	
Amortization of right-of-use asset	$ 187,603
Interest on lease liabilities	169,369
Operating lease cost	247,569
Variable lease cost	33,454
Total lease cost	637,995
Less: reimbursement from related party	(198,275)
	$ 439,720

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2023:

Operating cash flow from finance lease	$ 169,369
Operating cash flow from operating leases	247,569
Financing cash flow from finance lease	(9,348)
Weighted average remaining lease term:	
Operating lease	1.5 years
Finance lease	9.9 years
Weighted average discount rate:	
Operating lease	6.84%
Finance lease	8.49%

NOTE G – LEASE COMMITMENTS (continued)

Maturities of lease liabilities as of December 31, 2023 are as follows:

Year Ending December 31,

	Finance lease	Operating lease
2024	$ 646,752	$ 34,342
2025	662,921	17,172
2026	679,494	0
2027	696,481	0
2028	713,893	0
Thereafter	3,771,324	0
Total undiscounted lease payments	7,170,865	51,514
Less: imputed interest	(2,383,202)	(2,408)
Total lease liabilities	$ 4,787,663	$ 49,106

NOTE H – RELATED PARTY TRANSACTIONS

During the year, JWC allocated a portion of its lease expenses for its office space, payroll costs of some of its employees, and a portion of computer expenses to a company, which is wholly owned by JWC's parent company, for a total of $3,685,355. There were no outstanding amounts due as of December 31, 2023.

NOTE I – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions. The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate daily, On December 31, 2023, the Company exceeded all net capital requirements by $6,133,565

NOTE J – SUPPLEMENTAL CASH FLOW DISCLOSURE

During the year ended December 31, 2023, the Company obtained right of use assets in exchange for finance lease liabilities totaling $4,778,315.

NOTE K – SUBSEQUENT EVENT

The Company has performed an evaluation of subsequent events through March 28, 2024, which is the date the financial statements were available for issue. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND AGGREGATE INDEBTEDNESS
SCHEDULE I
DECEMBER 31, 2023

Net capital:	
Total stockholder's equity	$ 6,810,178
Deductions:	
Notes receivable	(545,500)
Property and equipment, net	(426,844)
Deposits	(39,416)
Haircuts on securities	(126,428)
	(1,138,188)
Net Capital	$ 5,671,990
Aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 6,479,910
Less: lease liabilities to extent of the ROU assets	(4,514,047)
Total aggregate indebtedness	$ 1,965,863
Ratio of aggregate indebtedness to net capital	.347 to 1
Computation of basic net capital requirement:	
Minimum net capital requirement: the greater of $100,000 or 6 2/3% of aggregated indebtedness	$ 131,123
Excess net capital	$ 5,540,867

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital under Rule 15c3-1 and aggregate indebtedness set forth above and the amounts reported in the Company's unaudited Focus Report, Part IIA of Form X-17A-5 as of December 31, 2023.

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3
SCHEDULE II
DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3
SCHEDULE III
DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.



Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.:

We have reviewed management's statements, included in the accompanying J.W. Cole Financial Inc. (the "Company") Exemption Report, in which (1) the Company identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year except as described in its Exemption Report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeJoy & Co. CPAs, LLP

March 28, 2024.

DeJoy & Co.
CPAs, LLP



Exemption Report
For Year Ended December 31, 2023

J.W. Cole Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:
1. The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(2) (ii)
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2023, to December 31, 2023, except as described below.

During the period from January 1, 2023, to December 31, 2023, the Company identified 9 instances in which customer checks were received by our branch offices and failed to promptly transmit to the home office or clearing broker by noon the next business day after receipt as specified by 17 C.F.R. § 240.15c3-3 (k)(2)(ii). Of these 2 instances, (22%) occurred in Q1 2023, 5 instances (56%) occurred in Q2 2023, 0 instance (0%) occurred in Q3 2023, and 2 instances (22%) occurred in Q4 2023.

The Company is also filing this Exemption Report because of the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



I, R.J. Wood, affirm that, to the best of my knowledge and believe, this Exemption Report is true and accurate.

J.W. Cole Financial, Inc.



Robert J. Wood
President

